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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonic Automotive, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

4401 Colwick Road

(Address of Principal Executive Office (Street and Number))

Charlotte, NC 28211

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sonic Automotive, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense due to the circumstances described below. The Company has determined that a material weakness existed in the effectiveness of controls over its dealership level accounting processes resulting from the aggregation of control deficiencies. This matter affected the progress of the Company’s annual close process and preparation of the Form 10-K. Management is in the process of completing its Form 10-K and believes that final financial results will be the same as reported on its earnings call held on February 20, 2013. Management is also 1) finalizing its assessment of the effectiveness of the Company’s internal control over financial reporting, 2) determining the steps necessary to remediate the material weakness, and 3) recommending to the Audit Committee of the Company’s Board of Directors remediation actions that the Company expects to take. The Company expects that it will file its Form 10-K for the fiscal year ended December 31, 2012 within the 15-day extension provided by Rule 12b-25.

On March 14, 2013, the Company received written confirmation from the required lenders that the Company will not be in default under its Second Amended and Restated Syndicated Credit Agreement dated July 8, 2011 with Bank of America, N.A., as administrative agent, swing line lender and a lender and Mercedes-Benz Financial Services USA LLC, BMW Financial Services NA, LLC, Toyota Motor Credit Corporation, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Comerica Bank, US Bank, National Association, Capital One, N.A., VW Credit, Inc. and World Omni Financial Corp., as lenders and Bank of America, N.A., and Wells Fargo Bank, National Association, as letter of credit issuer (the “Revolving Facility”) and its Amended and Restated Syndicated New and Used Vehicle Floorplan Credit Agreement dated as of July 8, 2011 (the “Floorplan Facility”) with Bank of America, N.A., as administrative agent, a lender, new vehicle swingline lender and used vehicle swingline lender, and JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, US Bank, National Association, Capital One, N.A., Mercedes-Benz Financial Services USA LLC and Comerica Bank, as lenders, and Wells Fargo Bank, National Association as letter of credit issuer. The required lenders under the Revolving Facility and the Floorplan Facility confirmed that they do not object to statements regarding the material weakness to be described in Sonic’s Annual Report on Form 10-K for the period ended December 31, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen K. Coss	704	566 - 2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sonic Automotive, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2013	By	/s/ David P. Cosper

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).